UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY

OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.	Investment Company Act File Number: 811 – 10587				Date examination completed: June 30, 2007

2.	State Identification Number:

	AL	AK	AZ	AR	CA	CO

	CT	DE	DC	FL	GA	HI

	ID	IL	IN	IA	KS	KY

	LA	ME	MD	MA	MI	MN

	MS	MO	MT	NE	NV	NH

	NJ	NM	NY	NC	ND	OH

	OK	OR	PA	RI	SC	SD

	TN	TX	UT	VT	VA	WA

	WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement: MCG Capital Corporation

4.	Address of principal executive office (number, street, city, state, zip code): 1100 Wilson Boulevard, Suite 3000, Arlington, VA 22209

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

November 7, 2007

Ernst & Young, LLP

8484 Westpark Drive

McLean, VA 22102

To Whom It May Concern:

We, as members of management of MCG Capital Corporation (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2007, and from December 31, 2006 through June 30, 2007.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2007, and from December 31, 2006 through June 30, 2007, with respect to securities reflected in the investment account of the Company.

MCG Capital Corporation By:

/s/ Steven F. Tunney
Steven F. Tunney President and Chief Executive Officer

/s/ Michael R. McDonnell
Michael R. McDonnell Chief Financial Officer, Chief Operating Officer and Executive Vice President

/s/ John C. Wellons
John C. Wellons Chief Accounting Officer and Senior Vice President

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

MCG Capital Corporation

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that MCG Capital Corporation (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of June 30, 2007. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2007, and with respect to agreement of security purchases and sales, for the period from December 31, 2006 (the date of our last examination) through June 30, 2007:

•	Count and inspection of all securities located in the vault of the Company in Arlington, Virginia, without prior notice to management;

•	Confirmation of all securities held by institutions in book entry form by PNC Bank N.A.,Wells Fargo Bank Minnesota, JP Morgan Chase Bank, Trustmark National Bank and Merrill Lynch Capital Corporation;

•	Reconciliation of all such securities to the books and records of the Company and the Custodian;

•

Agreement of 17 loan originations, no security maturities, 15 loan pay offs, 4 security sales, and 8 security purchases since our last report from the books and records of the Company to confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Company complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2007, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

McLean, Virginia

November 7, 2007